EXHIBIT 12.1

NV ENERGY, INC.
RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Year Ended December 31,
	2011	2010	2009	2008	2007

EARNINGS AS DEFINED:

Net Income	$163,432	$226,984	$182,936	$208,887	$197,295
Income tax expense	86,915	113,764	75,451	95,354	87,555
Fixed Charges	343,719	363,773	360,896	335,868	310,876
Capitalized Interest (allowance for
borrowed funds used during construction)	(8,718)	(23,355)	(20,229)	(29,527)	(25,967)

Total	$585,348	$681,166	$599,054	$610,582	$569,759

FIXED CHARGES AS DEFINED:
Interest Expensed and Capitalized (1)	$343,719	$363,773	$360,896	$335,868	$310,876

Total	$343,719	$363,773	$360,896	$335,868	$310,876

RATIO OF EARNINGS TO FIXED
CHARGES	1.70	1.87	1.66	1.82	1.83

(1)	Includes amortization of premiums, discounts, and capitalized debt expense and interest component of rent expense.

For the purpose of calculating the ratios of earnings to fixed charges, “Earnings” represents net income adjusted for income taxes and fixed charges excluding capitalized interest.  “Fixed Charges” represent the aggregate of interest charges on long-term debt (whether expensed or capitalized) and the portion of rental expense deemed to be attributable to interest.